82-4992



BACARDI LIMITED

FACUNDO L. BACARDI
CHAIRMAN OF THE BOARD


06014257

SUPPL

Bermuda, May 22, 2006

Dear Shareholder:

I am pleased to announce the convening of this year's Annual General Meeting of the Company to be held on Thursday, June 22, 2006, at 9:00 a.m. at the Fairmont Hamilton Princess Hotel in Pembroke, Bermuda.

I wish to extend to you a personal invitation to join me at this important meeting. Enclosed please find the material relevant to the Meeting, including a Proxy Statement, and a Proxy/Voting Instruction Form to be completed, signed and returned.

Whether or not you plan to be present at the Meeting, please complete, sign, date and return the enclosed proxy in the enclosed envelope as soon as possible to ensure that your shares are represented at the Meeting.

Sincerely,

Facundo L. Bacardi
Chairman of the Board

65 PITT'S BAY ROAD, P.O. BOX HM 720, HAMILTON HMCX, BERMUDA
TELEPHONE: (441) 298-1050 TELEFAX: (441) 295-4731 E-MAIL: fbacardi@bacardi.com



BACARDI LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 22, 2006

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of BACARDI LIMITED will be held at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda, on the 22nd day of June, 2006 at 9:00 o'clock in the forenoon for the following purposes:

AGENDA

1. The Secretary to confirm that Notice of the Meeting has been given.

2. To adopt the Minutes of the Annual General Meeting of Members held on June 23, 2005.

3. To receive and adopt the Audited Consolidated Financial Statements for the fiscal year ended March 31, 2006, together with the Auditors' Report thereon.

4. To elect Directors as proposed in the attached proxy statement to hold office for a term expiring at the Annual General Meeting to be held in 2007, or until their successors are elected.

5. To appoint PricewaterhouseCoopers as Auditors and authorize the Board of Directors to agree to their fee.

6. To confirm the Acts of Directors of the Company for the year ended March 31, 2006.

7. Management Presentations

A form of Proxy and a Proxy Statement containing more detailed information with respect to the matters to be considered at the Annual General Meeting accompany and form a part of this Notice.

Your vote is important. **Whether or not you plan to attend the Annual General Meeting in person, please date and sign the accompanying Proxy and return it so that it is received no later than Wednesday, June 21, 2006 in the enclosed envelope**. Returning your Proxy promptly facilitates the vote count and does not deprive you of your right to attend the meeting and to vote your shares in person. Thank you for acting promptly.

BY ORDER OF THE BOARD,

Barbara Johnson
Secretary

Dated: May 22, 2006



BACARDI LIMITED

Proxy Statement

relating to the

Annual General Meeting of Members

to be held on

Thursday, June 22, 2006

at the

Fairmont Hamilton Princess Hotel
Pembroke, Bermuda

This proxy statement is dated May 22, 2006.

TABLE OF CONTENTS

	Page
THE ANNUAL GENERAL MEETING	1
Date, Time and Place	1
Record Date and Shares Entitled to Vote; Voting by Proxy; Quorum	1
Vote Required	1
Voting of Proxies	1
Confidentiality	2
Revocability of Proxies	2
MINUTES OF THE ANNUAL GENERAL MEETING OF JUNE 2005	3
AUDITED CONSOLIDATED FINANCIAL STATEMENTS	3
DIRECTORS	3
Election of Directors	3
Compensation of Directors	3
Other Service Agreements	4
PROFILES OF NOMINEES TO THE BOARD OF DIRECTORS	5
BOARD COMMITTEES	9
APPOINTMENT OF AUDITORS	10
CONFIRMATION OF ACTS	10
IF YOU NEED ADDITIONAL INFORMATION	10
Annex A - Minutes of the Annual General Meeting dated June 23 2005	11
Annex B - Audit Committee Charter	16
Annex C - Compensation Committee Charter	20
Annex D - Nominating & Governance Committee Charter	24

THE ANNUAL GENERAL MEETING

Date, Time and Place

We are furnishing this proxy statement to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at the Annual General Meeting of Members to be held on June 22, 2006, at 9:00 a.m., local time, at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda, and at any adjournments or postponements of the Annual General Meeting.

Record Date and Shares Entitled to Vote; Voting by Proxy; Quorum

Our Board of Directors has fixed the close of business on May 3, 2006, as the record date for determining the holders of shares who are entitled to notice of, and to vote at, the Annual General Meeting. You are entitled to one vote for each share that you hold as of the record date. If you are a record holder of shares on the record date, you may vote those shares in person at the Annual General Meeting or by proxy as described below under "Voting of Proxies."

The presence of at least two members (shareholders) representing, in person or by proxy, shares representing at least a majority of all outstanding shares is necessary to constitute a quorum for the transaction of business at the Annual General Meeting.

Poll Vote

In accordance with Bye-Law 27(5), the Chairman has determined that the election of directors and the confirmation of acts of directors shall be determined by a poll vote, rather than being decided on a show of hands. Shareholders present in person at the Annual General Meeting will be furnished with a ballot paper on which to record their votes. In the poll, votes may be cast either in person or by proxy, and all proxies will be cast in the poll in the manner indicated in such proxies. In accordance with Bye-Law 28, at the conclusion of the poll, the ballot papers will be examined by a committee of not less than two members (shareholders) appointed for that purpose by the Chairman.

Vote Required

There are seventeen nominees for election as Directors but only the sixteen nominees who receive the highest number of votes cast at the Annual General Meeting will be elected. Only affirmative votes are counted in the election of directors. **Please see "Election of Directors" below for further details on the election of Directors.** Each of the other matters to be voted upon at the Annual General Meeting will be decided by a simple majority of votes cast at the Meeting.

Voting of Proxies

Whether or not you plan to attend the Annual General Meeting in person, you are requested to complete, sign, date and promptly return the enclosed proxy in the envelope provided for this purpose to ensure that your shares are voted. Shares represented by properly executed proxies received at or prior to the Annual General Meeting that have not been revoked will be voted at the Annual General Meeting in accordance with the instructions indicated on the proxies and in accordance with the judgment of the persons named in the proxies on all other matters that may properly come before the Annual General Meeting.

If the Annual General Meeting is postponed or adjourned, at any subsequent reconvening of the Annual General Meeting, all proxies will be voted in the same manner as these proxies would have been voted at the original convening of the Annual General Meeting (except for any proxies that previously have been revoked or withdrawn effectively).

Shareholders of record as at the record date and their duly appointed proxies or corporate representatives are permitted to attend and vote at the Annual General Meeting. Please ensure that the Proxy Voting Form or the Appointment of Corporate Representative Form is completed correctly in order to permit your proxy or representative to attend.

Please return your marked proxy promptly so your shares can be represented at the Annual General Meeting, even if you plan to attend the meeting in person. Proxies may be mailed or faxed to us at the following address:

Gail A. Butterworth, Assistant Secretary
Bacardi Limited
P.O. Box HM 720
Hamilton HM CX, Bermuda
Tel: (441) 298-1027
Fax: (441) 295-5364

Confidentiality

The proxies and ballots will be held in confidence.

Revocability of Proxies

You may revoke your proxy at any time prior to the time it is voted at the Annual General Meeting. You may revoke your proxy by:

- executing a later-dated proxy relating to the same shares and delivering it to Gail Butterworth before the taking of the vote at the Annual General Meeting;
- filing a written notice of revocation bearing a later date than the proxy with Gail Butterworth before the taking of the vote at the Annual General Meeting;
- attending the Annual General Meeting and voting in person (although attendance at the Annual General Meeting will not, in and of itself, revoke a proxy); or
- attending the Annual General Meeting and hand delivering a later-dated proxy or written notice of revocation to Gail Butterworth or her representative before the taking of the vote.

In order to be assured that your proxy will be voted at the Annual General Meeting and that your shares will be counted towards a quorum, your proxy should be mailed to us as promptly as possible and, in any event, in time so that it is received no later than Wednesday, June 21, 2006.

MINUTES OF THE ANNUAL GENERAL MEETING OF 2005

It is proposed that the Members adopt the Minutes of the Annual General Meeting of Members held on June 24, 2005 attached as Annex A.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

It is proposed that the Members receive and adopt the Audited Consolidated Financial Statements for the fiscal year ended March 31, 2006 together with the Auditors' report thereon as included in the Annual Report that accompanies this proxy statement. A representative of PricewaterhouseCoopers is expected to be present at the Annual General Meeting and will have the opportunity to respond to appropriate questions.

DIRECTORS

Election of Directors

As indicated on the enclosed proxy/voting instruction form, the process for electing directors is the same procedure as last year. While the current size of our Board of Directors is set by our Bye-Laws at sixteen, there are seventeen nominees listed on the back of the proxy/instruction form. Sixteen nominees were chosen by the Nominating & Governance Committee of the Board of Directors and one nominee was proposed by shareholders in accordance with the Bye-Laws.

Only sixteen nominees from the list of nominees printed on the reverse side of the proxy/voting instruction form will be elected as directors at the Annual General Meeting. The sixteen nominees that receive the highest number of votes cast at the Annual General Meeting will be elected and will serve for a term of one year or until the election of their successors. A brief biographical profile of each director nominee can be found in the next section of this proxy statement.

Accordingly, it is very important that you carefully review the full list of nominees listed on the reverse of the enclosed proxy/voting instruction form and check the box next to each nominee for whom you would like to vote your shares. <u>You may vote for fewer than sixteen director nominees, but you may not vote for more than sixteen director nominees (which means that at least one box must be left unchecked).</u> If your proxy/voting instruction form is received with checked boxes for more than sixteen nominees, your proxy will not be valid for the election of directors.

Compensation of Directors

Our non-management directors are compensated at a rate of $12,500 for each meeting of the Board they attend, $2,000 for each meeting of a Board committee they attend as a member, and an additional $1,000 for the committee chair for each committee meeting attended ($2,000 in the case of the Audit Committee chair), plus in all cases travel expenses. The Chairman of the Board receives compensation that is twice these amounts for each meeting of the Board and its committees that is attended as a regular or ex officio member. The Deputy Chairmen receive compensation that is one and a half times the base rate for each meeting of the Board attended. They continue to receive the normal rate for each committee meeting attended as a member or committee chair. Although it is customary at most companies to pay directors an annual retention fee, and to pay a portion of that in stock or stock options, our Bye-Laws limit director compensation to fixed sums and expenses incurred in connection with meetings attended and do not permit the issuance of Bacardi Limited stock or stock options without shareholder approval. As a

consequence, we have structured the compensation of our directors and Chairman of the Board entirely in cash and on a per-meeting basis.

Other Service Agreements

Two of the directors have entered into service agreements with the Company or its subsidiaries.

In addition to his services as a director, Barry Kabalkin has agreed to provide advisory services to the Company, as requested by the President and Chief Executive Officer, on acquisitions and other strategic matters. Mr. Kabalkin will be compensated entirely on a per diem basis for actual services provided, and those services are anticipated not to exceed 5 to 10 days a month.

Eduardo Sardiña has entered into an agreement with Bacardi USA, Inc. in connection with his retirement from his position as Chief Executive Officer of that subsidiary. Mr. Sardiña has agreed to provide transitional support and consulting services as requested through April 1, 2007, in consideration of the financial terms agreed.

PROFILES OF NOMINEES TO THE BOARD OF DIRECTORS

VICTOR R. ARELLANO, JR., 46, has been a Director of Bacardi Limited since 1995 and has served on several committees of the Board. Mr. Arellano received a B.Sc. in Economics & Finance from Babson College in 1980. He worked with Marine Midland Bank in New York from 1980-1983, as a Marketing Executive with Bacardi from 1983-1992; and with Sotheby's New York from 1993-1995. He is currently a private investor residing in London.

Mr. Arellano is a member of the Nominating & Governance Committee.

FACUNDO L. BACARDI, 39, has been Chairman of the Board of the Company since 2005. Prior to his appointment as Chairman, Mr. Bacardi served as Deputy Chairman for three years. Mr. Bacardi was first elected a Director in 1993 and has chaired several committees and has served as a member of each of the Board's committees. Mr. Bacardi is President of Bacardi OS , an investment holding company. Mr. Bacardi received a B.S.B.A. in Finance from American University and a J.D. degree from Emory University Law School. Mr. Bacardi currently resides in Florida with his wife, Elizabeth, and two daughters.

Mr. Bacardi is a member of the Nominating Committee and as Chairman of the Board he is an ex officio member of the Audit and Compensation Committees.

JAIME BERGEL SAINZ DE BARANDA, 40, was first elected as a Director in 2000. Mr. Bergel is the Executive Chairman of Gala Capital, a private equity firm founded by him. Prior to this, he was Chairman of Merrill Lynch Spain and Portugal as well as Managing Director for Investment Banking in London. He is a member of the Board of Directors of Cintra, one of the largest infrastructure groups in Europe, member of the Advisory Board of the LLadró Family Group and limited partner and member of the Advisory Board of Towerbrook. Mr. Bergel was an Associate Consultant for McKinsey & Co. in 1989; Associate Investment Banking Goldman Sachs & Co. in 1990; Executive Director Goldman Sachs in 1994 and Managing Director Goldman Sachs from 1998-2004. Mr. Bergel received a B.Sc. in Civil Engineering from the University of Texas, Austin and an MBA from J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Bergel lives in Madrid with his wife, Elena, and three daughters.

Mr. Bergel is a member of the Audit Committee.

FRANCISCO CARRERA-JUSTIZ, 66, has been a Director of Bacardi Limited since 1992. Mr. Carrera-Justiz was the President & Chief Executive Officer of Bacardi & Co. Ltd., Nassau until his retirement in 2004. He has been a Director of the Commonwealth Brewery Limited Nassau, a subsidiary of Heineken, since 1985, and a Director of Waterfields Co. Ltd., Nassau (a reverse osmosis plant) since 1996. In the past he has served as a Director of the Royal Bank of Canada Trust Company (Bahamas) Ltd., Angostura Holdings Ltd, Trinidad and the Caribbean Bottling Co. Ltd. (Coca Cola Bottling Co.) Mr. Carrera-Justiz received a BS in Business Administration from Auburn University in 1963. Mr. Carrera-Justiz lives in the Bahamas with his wife, Vivien, and has one daughter and two sons.

Mr. Carrera-Justiz is a member of the Nominating & Governance Committee.

TOTEN A. COMAS, 62, has been nominated by shareholders to serve as a director. Mr. Comas served on the Board of Directors of Bacardi Limited as an Alternate Director between 2000 and 2002 and served as a member of the Nominating & Governance Committee. Mr. Comas is President of Propiedades Coba, S.A., a commercial real estate development firm, located in Malaga, Spain, and prior to this, served as General Manager of Inversiones Capricornia S.A., a chain of quick service restaurants in Malaga. Between 1977 and 1988, Mr. Comas worked in Spain as General Manager for Tecnica Internacional de Servicio, S.A. a quality control subsidiary of Bacardi & Co. of Nassau, Bahamas, and also as Director of Quality Control for Bacardi España and the European Bacardi bottlers. Mr. Comas joined Bacardi & Co. in 1969 as a Bacardi Rum Blender in Nassau and continued in that position until 1977. Mr. Comas received a Technical Engineering degree from Milwaukee School of Engineering. Mr. Comas lives in Malaga with his wife, Janet, and has two sons.

ROBERT J. CORTI 56, has been nominated to serve as a director. In March 2006, he was appointed Chairman of the Board of the Avon Products Foundation, after serving as a director for approximately ten years. Prior to assuming his current role, Mr. Corti had been employed by Avon Products, Inc., an $8.5 billion global beauty company operating in sixty countries, from 1976 through 2006. He held a variety of positions during his tenure, and in 1998 was appointed Executive Vice President and Chief Financial Officer, a position he held until his retirement in March 2006 . He received his B.A. in Accounting, Cum Laude from Queens College. He earned an M.B.A. in Taxation from St. John's University in 1984. Mr. Corti is a member of the Board of Directors and Chairman of the Audit Committee of Activision, Inc., a leading international publisher of interactive entertainment software with fiscal 2005 revenues of $ 1.4 billion. He also serves as a member of the Board of the Queens College Foundation and the Valtarese Foundation. He and his wife JoAnn, the parents of two adult sons, reside in New York.

ADOLFO L. DANGUILLECOURT, 46, became a Director in January 2001. He is currently one of two Deputy Chairmen. Mr. Danguillecourt is the High School Director at Carrollton School of the Sacred Heart in Coconut Grove, Florida. Mr. Danguillecourt served as an officer in the United States Air Force from 1983-1998. He received a B.Sc. in Aeronautical Engineering from Rensselaer Polytechnic Institute in 1983 and an MA in Military Studies from American Military University in 1997. Mr. Danguillecourt lives in Miami with his wife, Mary-Anne, and has three daughters and one son.

Mr. Danguillecourt has served as Chairman of the Nominating & Governance Committee since 2001, and is a member of the Compensation Committee.

PAUL DE HECHAVARRIA, 37, was elected to the Board of Directors in 2005. Mr. de Hechavarria is President of El Batey LLC, whose principal business is equine investments focusing on the breeding development and racing of Bloodstock. Prior to this, Mr. de Hechavarria was an accounting analyst for Dueme Enterprises of Westport Connecticut and an Associate Manager for SunBank NA assessing credit risks. He received a BA, with honors, in Business and Economics from Randolph Macon College. Mr. de Hechavarria is currently residing in Ocala, Florida.

Mr. de Hechavarria is a member of the Compensation Committee.

IGNACIO DE LA ROCHA, 54, was elected to the Board of Directors in 2004. Mr. de la Rocha was a manager of E.N. Bazan from 1974-1980 and a Senior Manager Purchasing from 1980 - 1987, and Vice President Operations from 1987-1992 at Bacardi y Cia, S.A. España. He was also on the Executive Board of Bacardi Spain from 1988-1992. Mr. de la Rocha attended college in Madrid and England and from 1970-1972 was Professor Mercantil y Licenciado en Ciencias Economicas, Universidad Complutense de Madrid. Mr. de la Rocha lives in Nassau with his wife, Amalia, and has two daughters.

Mr. de la Rocha is a member of the Nominating & Governance Committee.

GUILLERMO J. FERNANDEZ-QUINCOCES, 59, was elected as a Director in 2001. He is a shareholder with Buchanan Ingersol P.C. in the Miami office practicing in the areas of corporate, international cross border transactions, privatizations, and all aspects of U.S. tax law. Mr. Fernandez-Quincoces is also a Certified Public Accountant. He received a B.S. with honors from St. Peter's College (N.J.) in 1970, an M.B.A. from Harvard University in 1974 and his Juris Doctor from Boston University 1977. Mr. Fernandez-Quincoces was an instructor in accounting and taxation in 1976 and 1977 at Babson College's Graduate School of Business and from 1980 through 1990 at the Graduate School of Business of the University of Miami. He lives in Miami and has one son.

Mr. Fernandez-Quincoces has served as Chairman of the Compensation Committee since 2003 and is a member of the Audit Committee.

ANDREAS GEMBLER, 63, was first elected to the Board in 2003. Mr. Gembler was elected President and Chief Executive Officer of the Company effective June 1, 2005. He has served as a member of the Audit Committee, the Compensation Committee and the Search Committee. He retired from Philip Morris (now Altria Group) in 1999 where he was President and CEO of Philip Morris International. Previously he held the position of President, Europe/Middle East and Africa from 1990 to 1997. Mr. Gembler has served as Chairman of Bertolucci Watch Manufacturing, Neuchatel, Switzerland until 2004. He also serves as Chairman of Café-Tasse, a chocolate company in Belgium. Mr. Gembler received his BA in Business Administration in Bremen, Germany. He and his wife Renate are the parents of a daughter and son. Mr. Gembler is a resident of Bermuda.

BARRY E. KABALKIN, 51, was first elected to the Board in 2004. He is currently one of the two Deputy Chairmen of the Board and previously served on the Compensation Committee. Mr. Kabalkin is the managing director of Pitts Bay Partners LLC, a specialized corporate strategy and investment banking and advisory firm based in Washington, D.C. From 1997-2000, Mr. Kabalkin served as Executive Vice President of Bacardi Limited. From 1988-1996, Mr. Kabalkin was a partner of Covington & Burling, a Washington, D.C. law firm, which he first joined as an associate in 1981. Mr. Kabalkin received an AB from Brown University in 1977, an MBA from Harvard Business School in 1981, and a JD from Harvard Law School in 1981. Mr. Kabalkin lives in Maryland with his wife, Shelley, and has three daughters.

JAY H. McDOWELL, 69, has been a Director of Bacardi Limited since 1999. Mr. McDowell was a Partner of Cadwalader, Wickersham & Taft, a New York law firm, from 1972 to 2000 and currently is Counsel to Withers Bergmann, LLP, a law firm with offices in London, New York and New Haven. Mr. McDowell received a BA from Yale University in 1959 and an LLB from the University of Virginia Law School in 1963. Mr. McDowell lives in New York City with his wife, Kari, and has two sons and one daughter.

Mr. McDowell is a member of the Audit Committee and the Compensation Committee.

GUY PEYRELONGUE, 69, was first elected to the Board in 2003. From 1973 to 2001 he held senior management positions at the L'Oreal, a leading global company of cosmetic and beauty products. From 1987 to 2001 he was President and Chief Executive Officer of L'Oréal USA and Chairman of L'Oréal Canada From 1973 to 1987, he held various positions at L'Oréal including President Latin America. Mr. Peyrelongue has been a non-executive director of Burberry Ltd., a leading luxury goods company since 2002. He graduated from the École des Haute Études Commerciales in Paris, France. Mr. Peyrelongue lives in Mexico and has one daughter.

Mr. Peyrelongue is a member of the Audit Committee and the Compensation Committee.

EDUARDO M. SARDINA, 60, was elected as a Director in 2000 and previously served as a Director of Bacardi Limited from 1994-1996. Mr. Sardiña was National Sales Manager & Commercial Director of Bacardi Spain; National Sales Manger and Commercial Director of Bacardi U.S.A.; Chief Operating Officer of Bacardi U.S.A.; Regional President of Bacardi Europe. Most recently Mr. Sardiña was Chief Executive Officer of Bacardi U.S.A. and Regional President North America, positions he held until May 2006, when he began his transition into retirement. Mr. Sardiña received a BS from St. Benedicts College and an MA in International Management from the American Institute of Foreign Trade. Mr. Sardiña lives in Florida with his wife, Annie, and has one son and one daughter.

PHILLIP SHEARER 53, has been nominated to serve as a director. On January 1, 2003 he was appointed to his current role of Group President, The Estée Lauder Companies Inc. Mr. Shearer joined The Estée Lauder Companies in September 2001 as Group President, International. From 1987 to 2001, Mr. Shearer held various positions at L'Oréal and was President of the Luxury Products Division at L'Oréal U.S.A. upon his departure. Previously, Mr. Shearer held various senior positions with the Elizabeth Arden division of Eli Lilly. Mr. Shearer was Chairman of the Board of The Fragrance Foundation from 1998 to 2001. He holds an MBA from the Johnson Graduate School of Management at Cornell University. He lives in New York City with his wife, Alix, and their three children.

RAYMOND P. SILCOCK, 55, was first elected to the Board in 2003. He was Executive Vice President and Chief Financial Officer of Cott Corporation, Toronto, Canada (COT:NYSE) from 1998-2005. From 1997 to 1998 he was Chief Financial Officer of Delimex Holdings, San Diego, California. From 1979 to 1997 he held various financial offices with Campbell Soup Company, Camden, New Jersey including Vice President Finance -Bakery and Confectionery Division and Vice President, Finance -International. Currently he is a non-executive director of Prestige Brands Inc., Irvington New York (PBH:NYSE), Mr. Silcock served on the Board of Directors of Arnott's Limited, Sydney, Australia from 1995-1997 and Catavault, Philadelphia, Pennsylvania from 2000-2002. He received an MBA from the Wharton School of the University of Pennsylvania and is a Fellow of the Chartered Institute of Management Accountants (UK). Mr. Silcock lives in Philadelphia.

Mr. Silcock has served as Chairman of the Audit Committee since June, 2003

BOARD COMMITTEES

In accordance with our Bye-Laws, the business of the Company is to be managed and conducted by the Board of Directors. To assist in carrying out this responsibility, the Board of Directors has delegated certain authority to three standing committees. They are the Audit Committee, the Compensation Committee and the Nominating & Governance Committee. While not mandated by law, each committee operates under a written charter, which we believe ensures accountability among Committee members for their particular responsibilities. Our Board committees figure prominently in our vision of responsible corporate governance and our accounting and financial reporting processes.

The Audit Committee, which consists of Mr. Silcock (Chair), Mr. Bergel, Mr. S. Danguillecourt✝, Mr. Fernandez-Quincoces, Mr. McDowell and Mr. Peyrelongue is responsible for advising and assisting the Board of Directors with respect to the selection of the Independent Auditors of the Company, the conduct of the audit of the Company's accounts, financial reporting matters and internal controls over financial matters. The Committee is also responsible for reviewing the Company's consolidated financial statements, the reports of the Independent Auditors and other financial information. The Board of Directors has determined that Mr. Silcock is an audit committee financial expert. A copy of the Audit Committee Charter is attached as Annex B.

The Compensation Committee, which consists of Mr. Fernandez-Quincoces (Chair), Mr. A. Danguillecourt, Mr. de Hechavarria, Mr. McDowell and Mr. Peyrelongue, assists the Board of Directors in fulfilling its responsibilities in determining the compensation of the Company's senior executives and Board members. The Committee has the overall responsibility for approving and evaluating the compensation plans (including perquisites and retirement benefits), policies and programs of the Company with respect to officers, senior executives and Directors. A copy of the Compensation Committee Charter is attached as Annex C.

The Nominating & Governance Committee, which consists of Mr. A. Danguillecourt (Chair), Mr. Arellano, Mr. Bacardi, Mr. Carrera-Justiz, and Mr. de la Rocha assists the Board of Directors in identifying, recruiting, and providing candidates who would become nominees for future election to the Board of Directors by the shareholders. The Committee is also responsible for assessing the performance of the Board of Directors and its individual members. Additionally, the Committee is tasked with oversight of the Company's corporate governance. A copy of the Nominating & Corporate Governance Committee Charter is attached as Annex D.

APPOINTMENT OF AUDITORS

It is proposed that the Company appoint PricewaterhouseCoopers, independent public accountants, to audit the accounts of the company for the fiscal year ending March 31, 2007, pursuant to Bye-Law 66 and authorize the Board of Directors to agree their fees.

CONFIRMATION OF ACTS

It is proposed that the Members confirm the Acts of the Directors of the Company for the year ended March 31, 2006.

IF YOU NEED ADDITIONAL INFORMATION

If you have any questions about this proxy statement or need assistance with the voting procedures, you should call Gail Butterworth at (441) 298-1027. Requests for further copies of this proxy statement or proxies should be directed to us at the following address or telephone number:

Bacardi Limited
65 Pitts Bay Road
P.O. Box HM 720
Hamilton HM CX
Bermuda
Attention: Gail Butterworth
Telephone: (441) 298-1027

To vote your shares, please complete, date, sign and return the enclosed proxy as soon as possible *in the enclosed envelope.*

(SUBJECT TO APPROVAL BY THE 2006 ANNUAL GENERAL MEETING OF MEMBERS)

MINUTES of the Annual General Meeting of Members of BACARDI LIMITED held at the Fairmont Hamilton Princess Hotel, Hamilton, Bermuda, June 23, 2005

Mr. Ruben Rodriguez, Chairman of the Company's Board of Directors, acted as Chairman of the Meeting and Mrs. Barbara Johnson acted as Secretary of the Meeting. In additional to management, the following persons were present for the meeting: Ms. Karen Taylor and Mr. Thomas Miller, Partners with PricewaterhouseCoopers, Mr. Thomas Brome, Partner with the law firm of Cravath, Swaine and Moore, legal advisor to Bacardi Limited, Mr. Graham Collis, Partner with Conyers, Dill and Pearman, the Company's legal representative in Bermuda.

The Chairman welcomed everyone to the 2005 Annual General Meeting of Members of Bacardi Limited and called the Meeting to order at 9:00 am.

1. Confirmation of Notice

The Secretary confirmed that the Notice of the Meeting had been duly given on May 23, 2005 in accordance with the Bye-Laws, that the necessary quorum of members was present in person or by proxy, and that the Meeting was therefore entitled to transact business. The attendance list is attached as Exhibit A.

2. Approval of Minutes of the Annual General Meeting held on June 24, 2004

The Chairman called the Members' attention to the Minutes of the Annual General Meeting held at the Fairmont Princess Hotel, Hamilton, Bermuda on June 23, 2004. Minutes of the meeting were distributed with the Notice of this Meeting, and the Chairman asked whether there were any suggested corrections or amendments to the Minutes. There being none,

Upon motion duly made and seconded, it was

RESOLVED, that the Minutes of the Annual General Meeting held at the Fairmont Princess Hotel, Hamilton, Bermuda on June 23, 2004 be approved as a correct record of the Meeting.

3. Consolidated Financial Statements

Mr. Ralph Morera, Senior Vice President and Chief Financial Officer gave a brief presentation highlighting the Consolidated Balance Sheet and Statement of Earnings. He showed how the results differ between Canadian GAAP and US GAAP and explained the computation of the annual dividend for the coming year.

4. Auditors' Report

Mr. Rodriguez asked Ms. Karen Taylor, partner from PricewaterhouseCoopers, to read the Auditors' Report to Shareholders of Bacardi Limited dated May 12, 2005 contained on page 29 of the Annual Report and to answer any questions that may arise.

Upon motion duly made and seconded, it was

RESOLVED, that the Company's consolidated Audited Financial Statements, together with the Auditors' Report thereon, for the 12-month period ended March 31, 2005, as presented to the Meeting, be received and adopted.

5. Election of Directors and Alternate Directors

The Chairman stated that the Directors nominated for election are listed in the Proxy Statement, which was previously sent to all shareholders. He said that the election of Directors would be by a poll vote taken later in the meeting.

6. Appointment of Auditors

Upon motion duly made and seconded, it was

RESOLVED, that the firm of PricewaterhouseCoopers be appointed Auditors of the Company for the ensuing year and that the Board of Directors be authorized to agree to their fees.

7. Confirmation of Acts

A poll vote will be taken to confirm and ratify the actions of the Directors of the Company taken through March 31, 2005, the date of the last audited financial statements of the Company.

8. Poll Vote

The Chairman explained the process for the poll vote. He said that if you have not given a proxy, if you wish to withdraw your proxy and vote on the resolutions or if you will be voting as a proxy holder, you will need a ballot form in order to vote. Pursuant to the Company's Bye-laws, Mr. Rodriguez said that he was required to appoint a committee of not less than 2 shareholders to examine the ballot forms and the counting which will be carried out by Mrs. Gail Butterworth and representatives of our auditors, PricewaterhouseCoopers. Messrs. Robert B. White, Richard Gardner and Nicholas B. Dill Jr. agreed to serve on such committee and to keep confidential the manner in which each shareholder voted, and so were appointed as the committee for this purpose.

9. Management Presentations

Prior to the presentations, a video was shown of various Bacardi buildings around the world showing how the Company's passion for excellence is reflected in our buildings as well as in our products.

- Christopher Hampson, Vice President Sales, Western Division for Bacardi U.S.A., gave a presentation on the California market and why it is important to the Company. With the highest population in the U.S., California is the #1 market for Bacardi, largest vodka market, largest tequila market, #1 market for Bombay, Dewar's growth market, and our distributor, Youngs Market Co., is the best in the country.

- Stella David, Vice President Operations, gave a presentation on building a successful business through people in the organization. She said that the UK's Sunday Times annual competition of the "100 Best Companies to Work For" had chosen Bacardi Martini as the UK's most consistent excellent employer after having sustained a position in the top 10 for the past 5 years. Bacardi Martini had also received the first lifetime achievement award in recognition of achieving a high level of performance. S. David went on to explain how she has motivated employees and received excellent performance in the UK.

10. President's Comments

Mr. Andreas Gembler, President and CEO of Bacardi Limited, thanked the executives for their presentations and expressed excitement about his new responsibilities. He said that we have the best portfolio of brands of any company and with tremendous potential. He then reviewed the results of the core brands and showed a short video about our active participation in the communities in which we operate. In the past 2 years our companies have donated over $5 million to charitable and educational institutions and our employees are keen to help in their communities. This is an excellent company – one to be proud of. We are in great shape to meet the future and the challenges of our ever-changing environment. Mr. Gembler thanked the employees around the world for their dedication and hard work, which has made the Company what it is today.

A selection of ads for the Company's products was then shown.

11. Results of Poll Vote for Election of Directors

After the auditors and scrutineers completed their work, Mr. Rodriguez was handed the results of the voting and announced that the following persons had been elected to serve as Directors of Bacardi Limited for the term of one year or until their successors have been duly elected. He said that names would be given in alphabetic order:

Victor R. Arellano Jr.
Facundo L. Bacardi
Jaime Bergel
Francisco Carrera-Justiz
Adolfo L. Danguillecourt
Sergio Danguillecourt
Paul de Hechavarria
Ignacio de la Rocha
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Barry E. Kabalkin
Jay H. McDowell
Guy Peyrelongue
Ruben Rodriguez
Eduardo M. Sardiña
Raymond P. Silcock

12. Results of Poll Vote for Confirmation of Acts of the Directors

Mr. Rodriguez announced that the resolution confirming the Acts of the Directors was approved by the shareholders with a vote of 77.35% of the votes cast in favor, 14.86% against, and 0.55% in abstention. He noted that of all the votes cast, some did not vote for this item at all.

13. Percentage of Votes Cast

Mr. Rodriguez announced that 92.78% of the outstanding shares of Bacardi Limited were voted and thanked the shareholders for participating.

14. Shareholder Comments

Manuel Jorge Cutillas said that this was the last meeting at which Ruben Rodriguez would be Chairman of the Board and wanted to thank him for his many years of service to this Company – as Internal Auditor, CFO, CEO, Chairman of the Board and coming to the rescue when a crisis arose to be the Acting CEO again. He has been loyal to the Company and to the Bacardi family, and is a special friend. He did not want to let this meeting close without everyone showing appreciation for what he has done for the Company.

15. Chairman's Comments

Mr. Rodriguez thanked Mr. Cutillas and appreciated his comments. He said that he has experienced many emotional good-byes the past few months at the various locations he has visited.

16. Adjournment

There being no further business, upon motion duly made and seconded, the Meeting was adjourned at 11:25 a.m.

____________________	____________________
Chairman	Secretary

ANNEX B



BACARDI LIMITED

AUDIT COMMITTEE CHARTER

Purpose:

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Bacardi Limited (the "Company") to advise and assist the Board with respect to (1) the selection of the Company's independent external auditors, (2) the conduct of the audit of the Company's accounts, (3) financial reporting matters, (4) internal controls over financial matters and (5) such other matters as the Board shall determine. In particular, the Committee shall monitor (a) the integrity of the financial statements of the "Company", (b) the compliance by the Company with legal and regulatory requirements, (c) the Company's code of conduct, (d) the independent external auditors' qualifications and independence, and (e) the performance of the Company's internal audit function and independent external auditors.

Responsibilities:

The Committee shall satisfy itself, on behalf of the Board, that:

(a) the Company's quarterly and annual financial statements should be approved by the Board and included in the Company's communications with shareholders and other stakeholders;

(b) the information contained in the Company's quarterly and annual financial statements to shareholders, and any other financial disclosure information, is not materially erroneous, misleading or incomplete;

(c) the Company has implemented appropriate systems of internal control over financial controls and reporting and over the safeguarding of the Company's assets and that these are operating effectively;

(d) the audit function has been effectively carried out and that any matter which the independent external auditors or the internal auditors wish to bring to the attention of the Board has been addressed; and

(e) the Company's independent external auditors are qualified and independent of management.

The Committee shall report regularly to the Board. The Committee should review with the full Board any issues that arise with respect to the quality and integrity of the Company's financial statements, the Company's compliance with applicable legal and regulatory requirements, the performance and independence of the Company's independent external auditors, and the performance of the internal auditors.

The Committee shall meet separately, periodically, with management, with the internal auditors and with the independent external auditors.

The Committee shall discuss the annual audited financial statements and quarterly financial statements with management and with the independent external auditors, including the Financial Review, and shall recommend to the Board whether the audited financial statements should be distributed to shareholders and others.

The Committee shall discuss with management and the independent external auditors significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

The Committee is directly responsible for the resolution of disagreements between management and the independent external auditors regarding financial reporting.

The Committee shall review the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company's financial statements.

The Committee shall recommend to the Board the appointment, retention and replacement of the independent external auditors (subject to shareholder ratification). The Committee shall be directly responsible for the compensation and oversight of the work of the independent external auditors for the purpose of preparing or issuing an audit reports or performing other audit, review or attest services. The Committee shall review the independent external auditors' plans and the independent external auditors shall report directly to the Committee.

The Committee shall review with the independent external auditors any audit problems or difficulties and management's response. This review should include a discussion of (a) any restrictions on the scope of the independent external auditors' activities, or on access to, requested information, and (b) any significant disagreements with management. The Committee may review, as it deems appropriate; (i) any accounting adjustments that were noted or proposed by the independent external auditors but were "passed" (as immaterial or otherwise); (ii) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and (iii) any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company.

The Committee shall, at least annually, obtain and review a report from the independent external auditors describing (i) the independent external auditors' internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, (iii) any steps taken to deal with any such issues, and (iv) all relationships between the independent external auditors and the Company.

Based on the reports mentioned in the preceding paragraph, the Committee shall evaluate the qualifications, performance and independence of the independent external auditors. In this evaluation, the Committee shall (i) consider whether the independent external auditors' quality controls are adequate and the provision of non-audit services, if any, is compatible with maintaining their independence, (ii) evaluate the lead partner of the independent external auditors' team and make sure that there is a regular rotation of the lead partner, (iii) consider if there should be a rotation of the independent external auditors, and (iv) take into account the opinions of management and internal auditors. The Committee shall present its conclusions with respect to the independent external auditors to the Board.

The Committee shall review and discuss quarterly reports from the independent external auditors on (a) all critical accounting policies and practices to be used, (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent external auditors and management, (c) other material written communications between the independent external auditors and management, such as any management letter or schedule of unadjusted differences.

The Committee shall be responsible for the pre-approval of all audit and non-audit services (including the fees and terms) to be performed for the Company by the independent external auditors, except for de minimus amounts.

The Committee shall discuss with management the Company's policies with respect to risk assessment and risk management, including major financial risk exposures and the steps management has taken to monitor and control such exposure.

The Committee shall review the objectivity, effectiveness, and resources of the internal auditors and the scope and results of audit plans of the internal auditors.

The Committee shall monitor the Company's internal accounting controls and information gathering systems, and shall review the risks, priorities and any deficiencies identified by the Company's internal auditors and ensure that appropriate corrective action is taken with respect thereto.

The Committee shall review the performance and the remuneration of the Company's internal auditors and shall approve all decisions in connection therewith. The internal auditors shall report directly to the Committee.

Both the independent external auditors and the internal auditors shall have access to the Committee, generally via the Chairman of the Committee, whenever required.

The Committee shall set clear policies for hiring by the Company of employees or former employees of both the independent external auditors and the internal auditors.

The Committee shall monitor and review the Company's compliance with environmental laws and regulations and ensure that a compliance program is developed and maintained by the Company.

The Committee shall establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The members of the Committee shall have the right, for the purpose of performing their duties, to inspect all the books and records of the Company and its subsidiaries, and to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and both the independent external and internal auditors of the Company. The Committee may require the independent or the internal auditors to attend any or every meeting.

The Committee shall review and reassess the adequacy of this Charter periodically, at least on an annual basis, as conditions dictate. The Committee shall annually review and assess the Committee's own performance.

It is understood that in order to properly carry out its responsibilities, the Committee shall have the right, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors.

Structure:

The Board shall elect annually from among its members a committee to be known as the Audit Committee to be composed of a minimum of four directors, none of whom shall (a) accept directly or indirectly from the Company or any subsidiary of the Company any consulting, advisory or other compensatory fee or (b) be affiliated with the Company (other than through the ownership of stock) or (c) be officers or employees of the Company or of any of its affiliates, or have been an officer or employee of the Company or of its affiliates or of the independent external auditors, in the three years prior to being appointed to the Committee or (d) be an immediate family member of any of these persons. Specific

exceptions from these requirements may be granted upon approval by the Board. At least one member of the Audit Committee shall have accounting or related financial expertise.

A majority of the members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present (in person or by means of telephone conference whereby each participant has the opportunity to speak to and hear one another) or by a resolution in writing signed by all the members of the Committee.

Each member of the Committee shall hold such office until the next annual meeting of shareholders after election as a member of the Committee. However, any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director or otherwise ceases to be qualified to be a member of the Committee.

The Committee shall appoint one of its members to act as Chairman (the "Chairman"). The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary need not be a member of the Committee nor a director and can be changed by simple notice from the Chairman.

The Committee will meet as many times as is necessary to carry out its responsibilities.

The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, unless otherwise provided for in the Bye-Laws of the Company or otherwise determined by resolution of the Board.

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine, in accordance with applicable Bye-Laws of the Company.

Effective May 3, 2006



BACARDI LIMITED

COMPENSATION COMMITTEE CHARTER

Purpose

The Compensation Committee (the "Committee") was established and appointed by the Board of Directors (the "Board") of Bacardi Limited (the "Company") to assist the Board in fulfilling its responsibilities in determining the compensation of the Company's senior executives and Board members. The Committee has the overall responsibility for approving and evaluating the compensation plans (including perquisites and retirement benefits), policies and programs of the Company with respect to officers, senior executives, and Directors.

The Committee shall develop compensation policies that are designed to attract, motivate and retain those key employees necessary to support the Company's growth and success. The Committee will support the Company's efforts to generate value for Company's shareholders by: (1) developing world-class leaders, (2) matching the Company's compensation plans to its business strategies, (3) balancing appropriately the short-term and long term goals of the Company, (4) emphasizing the relationship between pay and performance by placing an appropriate portion of compensation at risk and subject to the achievement of financial goals and other critical objectives. To achieve this goal, the Committee will endeavor to award full and fair compensation to each individual consistent with their performance and level of responsibility on a level of compensation that is competitive with management positions in similarly situated companies taking into account general economic conditions and the Company's performance. In developing compensation policies and practices, and in applying those policies and practices to individual compensation decisions, the Committee shall at all times consider the impact of its recommendations and actions on its over-riding goal of enhancing stockholder value.

The Committee is also charged with the review and formulation of compensation policies with respect to bonuses and long-term incentive plans with the intended goal of matching the short and long-term interests of the Company's shareholders and executives.

Organization

The Committee is a permanent committee of the Board composed of three (3) or more Directors. Committee members shall be elected by the Board annually at the organizational meeting of the Board of Directors after the annual shareholders meeting or as necessary to fill vacancies; members shall serve until their successors shall be duly elected and qualified. The Committee chairman may also entertain requests from, and may so invite, Board members who wish to attend Committee meetings, however, such invitees may only participate in the discussion of the issues presented to the Committee but may not vote on any matters to be decided.

The Committee's chairperson may be designated by the full Board or, if the Board does not do so, the Committee members shall elect, by majority vote, a chairperson. Committee members may be replaced by the Board at any time, but shall otherwise serve until a successor has been named. In consultation with the other members of the Committee, the chairperson shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. In addition, at each

meeting held following the annual meeting of shareholders, the chair, in consultation with the other members of the Committee, shall determine the annual agenda of items to be addressed by the Compensation Committee during the coming year.

No Director shall serve as a member of the Committee if such Director has been or is currently a part of an interlocking Directorate in which the CEO or another executive officer of the Company serves on the compensation committee of another company that employs such Director.

None of the members of the Committee shall (a) accept directly or indirectly from the Company or any subsidiary of the Company any consulting, advisory or other compensatory fee or (b) be affiliated with the Company (other than through the ownership of stock) or (c) be officers or employees of the Company or of any of its affiliates, or have been an officer or employee of the Company or of its affiliates or of the independent external auditors, in the three years prior to being appointed to the Committee or (d) be an immediate family member of any of these persons. Specific exemptions from these requirements may be granted upon approval of the Board.

Meetings

The Committee shall hold meetings as necessary. Committee meetings are usually scheduled at least three times a year, after the general shareholders meeting, and before the November and March (of the following calendar year) Board meetings.

The Committee may include the Company's management at its meetings, but shall also hold an executive session at each meeting at which only Directors who are not executives are present. No employee, including the CEO, shall attend that portion of any meeting where his or her performance or compensation are discussed, unless specifically so requested by the Committee.

Attendance of a majority of the members of the Committee shall constitute a quorum for the transaction of business. Approval of a matter by a majority of the members present at a meeting at which a quorum is present shall constitute approval by the Committee. The Committee may also act by unanimous written consent without a meeting.

The Committee shall maintain written minutes of its meetings, which minutes will be filed in the Company's corporate minute book. The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary need not be a member of the Committee nor a director and can be changed by simple notice from the Chairman.

Responsibilities

In addition to any special duties which the Board may assign to the Committee from time to time, the Duties of the Committee shall include:

AAA Objective Setting. Annually review and approve corporate goals and objectives relevant to the CEO's compensation (including, but not limited to the AAA non-financial goals, as well as those financial objectives set by the Board), and evaluate the CEO's performance in light of the goals and objectives set for the prior fiscal year. Based on that evaluation the Committee shall recommend to the Board the CEO's compensation levels.

CEO's Compensation. The Committee shall make recommendations to the Board as to the CEO's (1) annual base salary level, (2) annual incentive bonuses, and (3) long term incentive compensation (in the aggregate, the "Total Compensation"). In determining the Total Compensation, the Committee will consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years. As

part of this evaluation, the Committee shall obtain input from other Committees of the Board concerning the CEO's performance as it deems appropriate, including but not limited to input from (i) the Audit Committee on matters related to the Company's financial reporting and disclosure controls and (ii) the Nominating and Governance Committee on matters related to executive development and succession planning.

CEO and Executive Compensation. In addition to CEO's Total Compensation, the Committee shall also annually review and approve (1) employment agreements, (2) severance arrangements, and (3) change in control agreements/provisions, in each case as, when and if appropriate, and (4) the benefits to be received by the CEO as well as any special or supplemental benefits. At the Board's request, the Committee shall also review the Total Compensation for any of the Company's officers, Directors and key executives based on the compensation received by such persons in comparable positions in comparable companies. The Committee shall also review and approve the CEO's recommendation as to the Total Compensation of each member of management reporting directly to the CEO.

Award Units of Earnings Appreciation Rights. Administer, interpret, make grants and awards to the CEO and those employees recommended by the CEO, adopt rules and recommend to the Board amendments of the Company's executive benefits, including the Earnings Appreciation Rights Plan. In connection to such recommendations, the Committee shall structure and award formulae and calculation and performance targets for all incentive compensation programs for the CEO and in turn shall review and approve the CEO's recommendations with respect to the members of the Company's Executive Committee. In connection with long term incentive compensation, the Committee shall be responsible for the design, implementation and administration of all Company-wide benefit plans, including equity-based compensation programs.

Control Perquisites and other Forms of Remuneration. Receive a report from the Company's Human Resource department, as part of its annual review of executive compensation, in such form as the Committee shall deem appropriate, which discloses non-compensatory "perks" and/or benefits associated with the executives' (including the CEO) employment with the Company. Such report shall include but not be limited to any special health, life insurance, travel, residential support, club memberships, expense accounts, automobile allowances or use of Company owned automobiles, airplane travel in public or private carriers, severance benefits, use of Company owned real estate and/or vehicles, and charitable or political support benefits enjoyed by executives as a result of their employment by the Company.

Employment, Severance and Change in Control Agreements. In addition to approving all employment, severance or change in control agreements and any special or supplemental benefits provided to any executive officers or Directors of the Company. The Committee will review the impact of any potential material transaction, such as a merger, acquisition, or spin-off, on compensation plans.

Compensation Consultants, Accountants, Attorneys and Other Professionals. The Committee shall have the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of CEO or senior executive compensation and shall have sole authority to approve the consultant's fees and other retention terms. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors. The Company will provide the Compensation Committee with the appropriate funding to exercise its authority to retain consultants or advisors.

Management Succession. The Committee shall review and make recommendations to the Board concerning management succession.

Director Compensation. The Committee shall review director and Chairman of the Board compensation levels and practices, and recommend, from time to time, changes in such compensation levels and practices to the Board.

Reporting to the Board. The Committee shall make regular reports to the Board and record summaries of its recommendations to the Board in written form.

Review and Evaluation of the Committee and its Charter. The Committee shall annually review the Committee's performance and the adequacy of the Charter to encourage the continuing improvement of the Committee in the execution of its responsibilities. In conducting this review, the Committee shall evaluate whether this Charter appropriately addresses the matters that are or should be within its scope and shall recommend any proposed amendments of the Charter to the Board for approval. For purposes of evaluating the Committee's performance, the Committee shall consider the following: the adequacy, appropriateness and quality of the information and recommendations presented by the Committee to the Board, the manner in which they were discussed or debated, and whether the number and length of meetings of the Committee were adequate for the Committee to complete its work in a thorough and thoughtful manner.

Power to Interpret Charter. The Committee shall have the power and authority to interpret this Charter and make any determinations as to whether any act taken has been taken in compliance with the terms hereof.

Reliance on Company Reports and Executives. The Committee, and each member of the Committee in his or her capacity as such, shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by (i) officers and other employees of the Company, whom such member believes to be reliable and competent in the matters presented, (ii) counsel, advisors, public accountants or other persons as to matters which the member believes to be within the professional competence of such person.

Effective May 3, 2006



BACARDI LIMITED

NOMINATING & GOVERNANCE COMMITTEE CHARTER

Purpose

The Nominating & Governance Committee (the "Committee") was established and appointed by the Board of Directors (the "Board") of Bacardi Limited (the "Company") to:

- assist the Board in discharging its responsibilities with respect to identifying, recruiting and providing candidates who would become nominees for future election to the Board by the Shareholders;
- examine the candidate selection process, apply criteria, and review qualification guidelines that may be set by the Board from time to time;
- assess and review any matters concerning the governance of the Board;
- assist the Board of Directors in constituting the membership for the various committees of the Board;
- provide assistance to the Board regarding any other matter relating to the nomination and governance processes.

Responsibilities

The Committee's responsibilities shall be:

(a) to review from time to time the adequacy of the Company's corporate governance principles in light of broadly accepted practices of corporate governance and emerging governance issues, and to advise and make recommendations to the Board with respect to appropriate modifications;

(b) to monitor the implementation and operation of the Company's corporate governance principles;

(c) to identify, review and evaluate candidates for election as Director;

(d) to oversee the process by which shareholders may nominate Directors;

(e) to assess the performance of the Board and its individual members;

(f) to advise the Board with respect to such other matters relating to the nomination and governance processes of the Company as the Committee may from time to time approve, including changes to terms or scope of this Charter and the Committee's overall responsibilities; and

(g) to carry out such other tasks as the Board may from time to time delegate to the Committee.

Structure

The Board shall elect annually from among its members a committee to be known as the Nominating & Governance Committee to be composed of four or more directors.

A majority of the members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present (in person or by means of telephone conference whereby each participant has the opportunity to speak to and hear one another) or by a resolution in writing signed by all the members of the Committee. All Committee recommendations shall be presented to the full Board for approval.

Each member of the Committee shall hold such office until the next annual meeting of shareholders after election as a member of the Committee. However, any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director or otherwise ceases to be qualified to be a member of the Committee.

The Committee shall appoint one of its members to act as Chairman (the "Chairman"). The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary need not be a member of the Committee nor a director and can be changed by simple notice from the Chairman.

The Committee will meet as many times as is necessary to carry out its responsibilities.

The time at which, and the place where, the meetings of the Committee shall be held, the calling of meetings and the procedure in all respects of such meeting shall be determined by the Committee, unless otherwise provided for in the Bye-Laws of the Company or otherwise determined by resolution of the Board.

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine, in accordance with applicable Bye-Laws of the Company.

Effective May 3, 2006


RECD S.E.C.
JUN 7 2006
1088



BACARDI LIMITED

Annual General Meeting of Members
Thursday, June 22, 2006

Fairmont Hamilton Princess Hotel
Pembroke, Bermuda

APPOINTMENT OF CORPORATE REPRESENTATIVE

We, ____

of ____

being a corporation which is a Member of Bacardi Limited hereby appoint ______________________________

or failing him/her ___________________________ to be our representative to attend, be heard and vote on our behalf at the above Meeting or at any adjournment thereof.

By: ________________________

Name: ______________________

Title: _______________________

Date: _______________________



BACARDI LIMITED

PROXY/VOTING INSTRUCTION FORM

This proxy is for use at the Annual General Meeting of Members of Bacardi Limited to be held at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda, beginning at 9:00 o'clock in the forenoon on Thursday, the 22nd day of June, 2006.

The undersigned hereby appoint(s) ______________________________, whom failing, Facundo Bacardi, whom failing, Barbara Johnson, and each of them proxies, with all powers the undersigned would possess if personally present, and with full power of substitution and revocation, as attorneys and proxies to appear and vote all shares of Bacardi Limited held by the undersigned at the said Annual General Meeting and at any and all adjournments thereof, upon the matters described below. **If more than 16 director nominee boxes are checked on the reverse side of this form, this proxy will not be valid for the election of directors. In the absence of specific instructions below, proxies will vote as follows:**

- **FOR the approval of the Minutes of the Annual General Meeting of Members held on June 23, 2005;**
- **FOR the adoption of the Consolidated Financial Statements of the Company for the fiscal year ended March 31, 2006, together with the Auditors' Report thereon;**
- **FOR the appointment of PricewaterhouseCoopers as Auditors of the Company and to authorize the Board of Directors to agree their fees;**
- **FOR the confirmation of acts of the Directors;**

And at their discretion on any other matter that may properly come before the meeting.

PLEASE SIGN WHERE INDICATED ON THE REVERSE AND MAIL YOUR PROXY PROMPTLY FOR RECEIPT BY THE ASSISTANT SECRETARY A WEEK BEFORE THE MEETING BUT NO LATER THAN JUNE 21 USING THE ENCLOSED ENVELOPE. If you do not sign and return a proxy or attend the Annual General Meeting and vote in person, your shares cannot be voted. If you attend the Annual General Meeting, you may withdraw your proxy and vote in person. Questions may be directed to Gail Butterworth at (441) 298-1027.

To adopt the Minutes of the Annual General
Meeting of Members held on June 23, 2005.....................**FOR** ☐ **AGAINST** ☐ **ABSTAIN** ☐

To receive and adopt the Audited Consolidated Financial Statements
of the Company for the fiscal year ended March 31, 2006,
together with the Auditors' Report thereon...................**FOR** ☐ **AGAINST** ☐ **ABSTAIN** ☐

To appoint PricewaterhouseCoopers LLP as Auditors of
the Company and to authorize the Board of Directors
to agree their fees...**FOR** ☐ **AGAINST** ☐ **ABSTAIN** ☐

To confirm the acts of Directors of the Company
for the year ended March 31,2006..............................**FOR** ☐ **AGAINST** ☐ **ABSTAIN** ☐

Please check the box below next to the name of each director nominee for whom you would like to vote. A proxy or ballot may vote for up to a total of 16 nominees only. A proxy may be marked for fewer than 16 director nominees, but any proxy or ballot marked for more than a total of 16 nominees for Director will not be valid for the election of directors

Nominees as proposed by the Board

VICTOR R. ARELLANO, JR.	☐	GUILLERMO J. FERNANDEZ-QUINCOCES	☐
FACUNDO L. BACARDI	☐	ANDREAS GEMBLER	☐
JAIME BERGEL SAINZ DE BARANDA	☐	BARRY E. KABALKIN	☐
FRANCISCO CARRERA-JUSTIZ	☐	JAY H. McDOWELL	☐
ROBERT CORTI	☐	GUY PEYRELONGUE	☐
ADOLFO L. DANGUILLECOURT	☐	EDUARDO M. SARDINA	☐
PAUL DE HECHAVARRIA	☐	PHILIP SHEARER	☐
IGNACIO DE LA ROCHA	☐	RAYMOND P. SILCOCK	☐

Additional Nominees as proposed by the Shareholders

TOTEN A. COMAS BACARDI ☐

IF THE SHARES ARE REGISTERED IN YOUR INDIVIDUAL NAME, PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THE ATTACHED LABEL. IF YOU ARE SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE SIGN YOUR NAME AND GIVE YOUR FULL TITLE. IF THE SHARES ARE REGISTERED IN THE NAME OF A CORPORATION OR PARTNERSHIP, AND YOU ARE SIGNING AS AUTHORIZED SIGNATORY, PLEASE SIGN YOUR NAME(S) AND GIVE YOUR TITLE(S). JOINT OWNERS SHOULD EACH SIGN PERSONALLY.

Signature: ____________________

Print Name: ____________________

Title: ____________________
(if appropriate)

Date: ____________________

Signature: ____________________

Print Name: ____________________

Title: ____________________
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